UBS AG (EPT)
20 June 2007

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS
BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader UBS AG London Branch
Company dealt in Imperial Chemical Industries Plc
Class of relevant security to which the Ord 100p
dealings being disclosed relate (Note 1)
Date of dealing 19 JUNE 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

Long Short
Number (%) Number (%)
(1) Relevant securities 55,948 0.01% 87,084 0.01%
(2) Derivatives (other than
options)
(3) Options and agreements to
purchase/sell
Total 55,948 0.01% 87,084 0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Long Short
Number (%) Number (%)
(1) Relevant securities
(2) Derivatives (other than
options)
(3) Options and agreements to
purchase/sell
Total

(c) Rights to subscribe (Note 2)
Class of relevant security: Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale Number of securities Price per unit (Note 4)

SALE 614 636.5 pence
PURCHASE 267 637
PURCHASE 146 637
SALE 1797 637.5
SALE 1691 637.5
SALE 1945 637.5
SALE 741 637.5
SALE 10 637.5
SALE 2190 637.5
SALE 771 638
SALE 86 638
SALE 1227 638
SALE 631 638
PURCHASE 700 638.5
PURCHASE 409 639
PURCHASE 113 639
SALE 536 639.5
SALE 52 639.5
SALE 2148 639.5
PURCHASE 3379 639.5
PURCHASE 2700 640
SALE 2400 640
SALE 690 640
SALE 100 640
PURCHASE 2194 640.5
PURCHASE 1598 640.5
PURCHASE 18356 640.5
PURCHASE 2322 640.5
PURCHASE 1924 640.5
PURCHASE 2372 640.5
SALE 838 640.5
PURCHASE 1800 640.5
PURCHASE 2367 640.5
PURCHASE 1508 640.5
PURCHASE 838 640.5
PURCHASE 11654 640.5
PURCHASE 8346 640.5
PURCHASE 150 640.5
PURCHASE 4164 640.5
PURCHASE 842 640.5
SALE 303 640.5
SALE 1097 640.5
PURCHASE 15000 640.5
PURCHASE 3382 640.5
PURCHASE 15000 640.5
PURCHASE 11173 640.5
PURCHASE 2322 640.5
PURCHASE 5000 640.5
PURCHASE 5000 640.5
PURCHASE 3747 640.5
PURCHASE 14376 640.5
PURCHASE 2115 640.5
PURCHASE 7885 640.5
PURCHASE 11313 640.5
PURCHASE 8687 640.5
PURCHASE 11831 640.5
PURCHASE 8169 640.5
PURCHASE 10000 640.5
PURCHASE 2117 640.5
PURCHASE 6997 640.5
PURCHASE 91 640.5
SALE 740 640.5
PURCHASE 6694 641
PURCHASE 1469 641
PURCHASE 3100 641
PURCHASE 1403 641
PURCHASE 9852 641
PURCHASE 2600 641
PURCHASE 4446 641
PURCHASE 2334 641
PURCHASE 280 641
PURCHASE 1391 641
SALE 3099 641
PURCHASE 4000 641
SALE 1870 641.5
PURCHASE 4000 641.5
PURCHASE 1000 641.5
SALE 2000 642
PURCHASE 20000 642
PURCHASE 5600 642
PURCHASE 3576 642
PURCHASE 5201 642
PURCHASE 5600 642
PURCHASE 5600 642
SALE 6896 642
SALE 4460 642
SALE 4000 642
SALE 1 642
SALE 3999 642
PURCHASE 1300 642
SALE 857 642
PURCHASE 2249 642
PURCHASE 8801 642
PURCHASE 2944 642
PURCHASE 70000 642
PURCHASE 2139 642
PURCHASE 449 642
PURCHASE 2500 642
SALE 1600 642
SALE 1560 642
SALE 10000 642
SALE 5565 642
SALE 6801 642
SALE 1074 642
SALE 1924 642
SALE 10000 642
SALE 10000 642
SALE 3076 642
SALE 1162 642
SALE 10000 642
SALE 4536 642
SALE 10000 642
SALE 10000 642
SALE 3169 642
SALE 10000 642
SALE 3340 642
SALE 10000 642
SALE 10000 642
SALE 10000 642
SALE 1300 642
SALE 5360 642
SALE 10000 642
SALE 2253 642
SALE 2047 642
SALE 1619 642
SALE 236 642
SALE 25000 642
SALE 18845 642
SALE 48440 642
SALE 1560 642
SALE 4000 642
SALE 73 642
SALE 3196 642
SALE 932 642
SALE 793 642
SALE 138 642
PURCHASE 600 642.5
PURCHASE 5000 642.5
PURCHASE 1450 642.5
SALE 3258 642.5
SALE 2000 642.5
SALE 1400 642.5
SALE 114 642.5
PURCHASE 4000 642.5
SALE 903 642.5
SALE 831 642.5
PURCHASE 2337 642.5
PURCHASE 2141 642.5
PURCHASE 596 642.5
PURCHASE 419 642.5
PURCHASE 5259 642.5
PURCHASE 3300 642.5
PURCHASE 831 642.5
PURCHASE 634 642.5
PURCHASE 1226 642.5
PURCHASE 2600 642.5
PURCHASE 523 642.5
PURCHASE 12851 642.5
PURCHASE 6716 642.5
PURCHASE 4881 642.5
PURCHASE 3300 642.5
PURCHASE 4317 642.5
PURCHASE 4000 642.5
PURCHASE 3490 642.5
SALE 1707 642.5
SALE 1133 642.5
SALE 111 642.5
SALE 1164 642.5
SALE 1941 642.5
SALE 1199 642.5
SALE 335 642.5
SALE 1298 642.5
PURCHASE 9118 643
PURCHASE 1135 643
PURCHASE 5200 643
PURCHASE 3500 643
PURCHASE 12026 643
PURCHASE 25000 643
PURCHASE 18422 643
PURCHASE 8562 643
PURCHASE 1100 643
SALE 1100 643
SALE 640 643
SALE 962 643
SALE 1458 643
SALE 1765 643
SALE 880 643
SALE 1853 643
SALE 1797 643
SALE 1467 643
SALE 323 643
PURCHASE 2400 643.5
PURCHASE 1800 643.5
PURCHASE 4000 643.5
PURCHASE 587 643.5
SALE 1890 643.5
SALE 1974 643.5
SALE 1730 643.5
SALE 1128 644
SALE 1572 644
SALE 894 644.5
SALE 655 644.5
PURCHASE 6273 645
SALE 4000 645
SALE 79 645
SALE 1321 645
SALE 1500 645.5
SALE 279 645.5
SALE 981 646.5

(b) Derivatives transactions (other than options)
Product name, e.g Long/short (Note 5) Number of securities Price per unit
CFD (Note 6) (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number of Exercise Type, e.g. Expiry Option
name,e.g. selling, securities price American, date money paid/
call purchasing, to which the European received per
option varying etc option etc. unit (Note
relates 4)
(Note 6)

(ii) Exercising

Product name, e.g. call Number of securities Exercise price per unit option (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction Details Price per unit (if applicable)
(Note 7)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8)
NO

Date of disclosure 20 JUNE 2007
Contact name NIMISHA SACHDEV
Telephone number 020 7568 9289
Name of offeree/offeror with which connected Imperial Chemical Industries
Plc
Nature of connection (Note 9) CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel’s website at
www.thetakeoverpanel.org.uk